                                 (ALTAREX LOGO)


                                                                    EXHIBIT 99.1




                                  ALTAREX CORP.


                         INTERIM REPORT TO SHAREHOLDERS


                     FOR THE THREE & SIX MONTH PERIODS ENDED


                                  JUNE 30, 2003




                                  ALTAREX CORP.

                        1123 DENTISTRY/PHARMACY BUILDING

                              UNIVERSITY OF ALBERTA

                            EDMONTON, ALBERTA T6G 2N8


                                    CONTACT:

                          ROB SALMON OR ANTOINE NOUJAIM


                               PHONE: 780-944-9993

                            FAX NUMBER: 780-433-1158

                                 www.altarex.com

                                info@altarex.com

                                 (ALTAREX LOGO)


                                  ALTAREX CORP.

                         INTERIM REPORT TO SHAREHOLDERS

             FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2003

       ALL DOLLAR FIGURES ARE IN CANADIAN DOLLARS UNLESS OTHERWISE STATED


SECOND QUARTER HIGHLIGHTS - MESSAGE TO OUR SHAREHOLDERS

Significant changes occurred in the second quarter of this year. On May 15, 2003, I assumed the position of President and Chief Executive Officer of the company, Rob Salmon took on the position of Chief Financial Officer and Jeff Fetterly joined us as Manager, Finance and Investor Relations. In an effort to reduce spending, we took steps to immediately downsize the operations of the Company. By the end of May, 6 of our 7 employees in Waltham and 2 of our 3 employees in Edmonton had either resigned or had been released. The Waltham office has been closed and the corporate office relocated to Edmonton. These changes have significantly reduced the Company's operating expenditures.

In June, we settled the ICN litigation.

Throughout this transition period, we have maintained a strong working relationship with Unither Pharmaceuticals, Inc., a wholly owned subsidiary of United Therapeutics, our strategic partner for the commercialization of OvaRex(R) MAb and our four other monoclonal antibodies. On August 11, 2003, AltaRex entered into an agreement with United Therapeutics to expand the territory granted to it under the existing Exclusive License Agreement to include Germany. For this extension, Unither Pharmaceuticals has made an initial payment and has agreed on milestone payments. It has also agreed to the same royalty payment structure on sales of products in Germany, as has already been agreed with respect to the previously licensed territories. AltaRex will continue to work with its other European partners, Dompe, Genesis and Medison to develop markets in their licensed territories. Other European Union countries such as France, the United Kingdom and the Benelux countries are still the exclusive domain of AltaRex.

Together with Unither Pharmaceuticals, we anticipate continuing the development of two of our other antibodies, BrevaRex(R) and ProstaRex(TM). Unither Pharmaceuticals will incur the cost of such development. The present Phase III clinical trials of OvaRex(R) are ongoing in more than 60 centers in the United States with considerable resources being allocated by Unither Pharmaceuticals.

As I indicated to shareholders in the first quarter report, our first objective is to prioritize and reduce operating expenditures to a manageable level, secondly to refinance the company and thirdly to leverage and extend our present technological base to create new opportunities in areas outside of cancer in the fields of infectious and autoimmune diseases. In the second quarter we have made excellent progress in controlling and reducing our expenditure levels. We have also been working on various financing strategies to ensure the long-term viability of the company. Refinancing the Company will be our focus in the third and fourth quarters.

I wish to thank all of our shareholders for their continued support during these difficult times.

Dr. Antoine Noujaim
President & Chief Executive Officer

                                 (ALTAREX LOGO)


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis should be read in conjunction with the Unaudited Consolidated Financial Statements and the notes thereto included in this report. The Unaudited Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all materials respects with accounting principles generally accepted in the United States except as disclosed in Note 3 to the Unaudited Consolidated Financial Statements. All dollars are in Canadian dollars unless otherwise stated.

OVERVIEW

         The Company's business is the research, development and commercialization of biopharmaceutical products for the treatment of certain cancers and other diseases. Substantially all of the Company's products are subject to regulation by the Therapeutic Products Programme (TPP) of Health Canada in Canada, the Food and Drug Administration (FDA) in the United States, the European Agency for the Evaluation of Medicinal Products (EMEA) in Europe and similar agencies in other countries. None of the Company's products have been approved by regulatory agencies for sale to date. The Company has not been profitable since its inception and expects to continue to incur substantial losses in continuing the research, development and clinical trials of its products. The Company does not expect to generate significant revenues until such time as, and unless, its therapeutic products are approved by applicable regulatory agencies and become commercially viable. Until revenues are generated the Company is dependent upon its existing limited cash resources, interest income and its ability to obtain financing from equity offerings, debt financings and collaborative research and development alliances to finance its operations.

         The Company commenced operations on December 1, 1995. As of June 30, 2003, the Company has incurred cumulative losses of $107.4 million. This includes a loss of $3.2 million for the six months ended June 30, 2003. The cumulative losses are primarily due to the cost of clinical and product development activities, supporting efforts in product commercialization and the settlement of outstanding litigation in 1999. The loss for the six months ended June 30, 2003 is also due to continuance of product development activities together with the costs associated with relocating the corporate offices from Waltham to Edmonton, terminating 8 of the company's 10 employees and closure of the Waltham office.

         The Company is highly dependent on the success of its license agreement with United Therapeutics Corporation ("United Therapeutics"). On April 17, 2002, the Company entered into a license agreement with Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics ("Unither Pharmaceuticals") for the development of OvaRex(R) MAb and four other monoclonal antibodies. Under the terms of this agreement, United Therapeutics, through its subsidiary, received exclusive rights for development and commercialization of the five antibody products worldwide, with the exception of rights retained by the Company to member nations of the European Union and certain other countries. United Therapeutics is now developing OvaRex(R) MAb in the licensed territories. As a result of the license agreement, personnel formerly employed by the Company and involved in the clinical development, manufacturing and regulatory aspects of the OvaRex(R) MAb development program became employees of United Therapeutics, leaving the Company with 10 employees. In addition, United Therapeutics reimbursed the Company for $2.37 million in costs in 2002 incurred in the development of the licensed products prior to April 17, 2002, and will pay to the Company development milestone payments and royalty fees from product sales. In connection with the license agreement, United Therapeutics purchased an aggregate of 9,133,380 common shares of the Company, for gross proceeds to the Company of approximately $7.2 million, and a debenture in the principal amount of $674,463.

         The license agreement with United Therapeutics resulted in a reduction of the Company's research and development costs and supporting general and administrative expenses in the first six months of 2003. The Company expects that its research and development costs and supporting general and administrative expenses will be significantly lower for the remaining quarters of 2003, as a result of the relocation of the corporate office from Waltham to Edmonton.

                                 (ALTAREX LOGO)


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                                   (CONTINUED)

         The Company has been working closely with United Therapeutics on conducting experiments in support of the licensed antibodies. In January 2003, Unither Pharmaceuticals announced a phase III U.S. program consisting of two trials of 177 patients each comprising a population having shown clinical benefit in a previously reported phase IIb trial. The focus of the Company's research and development has been and is subject to the availability of additional cash resources to continue the Company's support of United Therapeutics' preclinical development of licensed monoclonal antibodies.

         The Company believes that its available cash and cash equivalents should be sufficient to finance its operations and capital needs through October 2003. The Company will need to raise additional funds in order continue to operate beyond October 2003. The Company is currently in discussions with third parties regarding the Net Operating Loss (NOL) Financing. The Company expects that the NOL Financing would involve a cash investment in the Company by the third parties, which would be followed by a spinout to the Company's shareholders of a subsidiary of the Company containing up to half of the cash investment and all of the other assets and liabilities of the Company other than the Company's net operating loss carry forwards. The Company has also sought and will continue to seek additional funding through public or private equity or debt financings, through additional collaborative arrangements and through other strategic alternatives. The Company can provide no assurance that the proposed NOL Financing or any additional financing will be available on acceptable terms, on a timely basis, or at all. If the Company cannot reach agreement with the third parties regarding the NOL Financing, obtain the required approvals to proceed with the NOL Financing, or otherwise consummate the proposed NOL Financing by the end of October 2003, it will be forced to cease operations. Even if the Company consummates the NOL Financing or obtains other funding to sustain its operations beyond October 2003, the Company will need to continue to seek additional funding to fund its ongoing operations.

         On May 15, 2003, Richard E. Bagley resigned as President, Chief Executive Officer and Director of the Company. The Company appointed Dr. Antoine
A. Noujaim as President and Chief Executive Officer and Vice-Chairman of the Board of Directors of the Company and Rob Salmon as its Chief Financial Officer. In connection with the changes in management, the Company initiated a restructuring program to prioritize its initiatives and reduce its operating costs. As part of this program, the Company relocated its executive and administrative offices to Edmonton, Alberta, reduced the number of full-time employees of the Company, and closed its Waltham, Massachusetts office.

         On June 17, 2003, the Company announced that the lawsuit filed by ICN Pharmaceuticals Inc. of Costa Mesa, California has been resolved to the mutual satisfaction of all parties. Pursuant to an agreement between ICN and Dr. Noujaim, ICN agreed not to pursue its claims against the Company in exchange for payment of U.S. $275,000, which was paid by Dr. Noujaim. In connection with this agreement, the Company and Dr. Noujaim entered into an agreement pursuant to which the Company agreed to pay Dr. Noujaim U.S. $275,000, reimburse him for all related costs and expenses and indemnify him from any and all claims arising out of his agreement with ICN. Pursuant to the agreement, the Company issued Dr. Noujaim a promissory note in the principal amount of U.S. $275,000, which is secured by all of the Company's personal property. Interest accrues on the note at a rate of 10% per annum. Principal and interest on the note are payable on demand. The promissory note was issued and signed after June 30, 2003.

                                 (ALTAREX LOGO)


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                                   (CONTINUED)


RESULTS OF OPERATIONS

         FINANCIAL HIGHLIGHTS

         The Company recorded a net loss for the quarter ended June 30, 2003 of $1.8 million, or $(0.04) per share, compared to a net loss of $0.5 million, or $(0.01) per share, for the same period in 2002. The net loss for the three months ended June 30, 2002 included a reimbursement of $2.37 million by United Therapeutics of associated costs, related to the licensed technology, for research and development and clinical regulatory expenses incurred prior to the effective date of the April 17, 2002 License agreement with United Therapeutics. The net loss for the six months ended June 30, 2003 was $3.2 million, or $(0.07) per share, compared to a net loss of $6.2 million, or $(0.17) per share, for the same period in 2002.

         REVENUES

         Revenues for the three months ended June 30, 2003 consisted solely of interest income and totaled $228, a decrease of $2,282 from the $2,510 recorded in the same period in 2002. Revenue for the six months ended June 30, 2003, consisted of interest income totaling $1,948, a decrease of $25,597 from the $27,545 recorded in the same period in 2002. The decrease is due primarily to lower levels of invested funds and lower interest rates during 2003.

         EXPENSES

         Research and development expenses for the three months ended June 30, 2003 totaled $0.2 million, a decrease of $0.4 million from the $0.6 million recorded in the same period in 2002. In 2002, the Company recorded a reimbursement of $2.2 million resulting in net research and development expenses of ($1.6) million. For the six months ended June 30, 2003, research and development expenses totaled $0.4 million, a decrease of $2.1 million from the $2.5 million incurred in the same period in 2002. The $2.2 reimbursement by United reduced the net research and development expenses to $0.3 in 2002. The reduction in gross research and development expenses was a result of the lower number of employees of the Company in the 2003 period and the Company's efforts to reduce expenses in light of its limited resources.

         Clinical and regulatory expenses for the three months ended June 30, 2003 totaled $277, a decrease of $0.3 million from the $0.3 million recorded in the same period in 2002. For the six months ended June 30, 2003, clinical and regulatory costs totaled $23,797, a decrease of $2.5 million from the $2.5 million recorded in the same period in 2002. This decrease for both periods reflects the impact of the assumption of responsibility for costs relating to the development of the licensed products by United Therapeutics subsequent to the April 17, 2002 effective date of the license agreement.

         General and administrative expenses for the three months ended June 30, 2003 totaled $1.6 million, a decrease of $0.1 million from the $1.7 million recorded in the same period in 2002. The expenses for the three months ended June 30, 2003 reflect the expense of severance costs for the employees located in the Waltham office, the write-off of the remaining assets located in the Waltham office and closure of the Waltham office. For the six months ended June 30, 2003 general and administrative expenses totaled $2.7 million, a decrease of $0.6 million from the $3.3 million recorded in the same period in 2002. This decrease is primarily related to lower professional fees for the Company's intellectual property portfolio and lower payroll costs, facility related costs and other corporate costs all as a result of United Therapeutics' assumption of ongoing development responsibilities and associated expenses and hiring of former personnel of the Company in connection with the license agreement described above.

         As a result of the United Therapeutics license agreement and the recent closure of the Waltham office, the Company anticipates that research and development expenses and supporting general and administrative expenses, will continue to decrease significantly in 2003. The actual levels of research and development and general and administrative expenditures by the Company will depend primarily on the cash resources available to the Company. See "Liquidity and Capital Resources".

                                 (ALTAREX LOGO)


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                                   (CONTINUED)

LIQUIDITY AND CAPITAL RESOURCES

         At June 30, 2003, the Company's cash and cash equivalents totaled $0.4 million as compared to $3.6 million at December 31, 2002. Since its inception, the Company has financed its operations primarily through private placements and public offerings of equity securities and debt amounting to approximately $107.1 million, interest income on invested balances amounting to $3.5 million and amounts received under research contracts of $0.8 million. The Company currently has no contributing cash flows from operations. As a result, the Company relies on external sources of financing, such as the issue of equity or debt securities, the exercise of options or warrants and investment income and payments under the license agreement with United Therapeutics.

         The Company's net cash used in operating activities amounted to $3.5 million for the six months ended June 30, 2003 and reflects the Company's use of cash to fund its net operating losses and the net changes in non-cash working balances which primarily is a result of a reduction in accounts payable and accrued liabilities and the renewal of insurance premiums related to directors and office insurance at the beginning of the second quarter.

         As part of the United Therapeutics license agreement, United Therapeutics purchased 4.9 million common shares of the Company, resulting in gross proceeds to the Company of approximately $3.8 million in the second quarter of 2002. In addition, United Therapeutics purchased a convertible debenture from the Company for approximately $80,000 that was converted by United Therapeutics into 100,000 common shares of the Company on August 21, 2002. The Company also issued to United Therapeutics a warrant, which United Therapeutics subsequently exercised, to purchase an additional 3.25 million common shares of the Company for an aggregate purchase price of approximately $2.5 million. Further, United Therapeutics exercised its right to purchase a second convertible debenture from the Company in the principal amount of approximately $1.4 million. Upon issuance of the second debenture, $688,662 of the principal amount of the second debenture automatically converted into 883,380 common shares of the Company. As part of the license agreement, United Therapeutics purchased an aggregate of 9,133,380 common shares of the Company, for gross proceeds to the Company of approximately $7.2 million, and a debenture in the principal amount of $674,463.

         The Company believes that its available cash and cash equivalents and interest earned thereon should be sufficient to finance its operations and capital needs through October 2003. The Company will need to raise additional funds in order continue to operate beyond October 2003.

         The Company's future funding needs would vary depending on a number of factors, including the progress of its research and development programs, the number and breadth of these programs, the results of preclinical studies and clinical trials, the cost, timing and outcome of the regulatory process, the establishment of collaborations, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the status of competitive products and the availability of other financing.

FORWARD-LOOKING STATEMENTS

         This quarterly report contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to the Company's need for capital; the risk that the Company cannot raise funds on a timely basis on satisfactory terms or at all; the need to obtain and maintain corporate alliances, such as the alliance with United Therapeutics, and the risk that the Company cannot

                                 (ALTAREX LOGO)


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                                   (CONTINUED)

establish other corporate alliances on a timely basis, on satisfactory terms or at all; changing market conditions; uncertainties regarding the timely and successful completion of clinical trials and patient enrollment rates; uncertainty of pre-clinical, retrospective, early and interim clinical trial results, which may not be indicative of results that will be obtained in ongoing or future clinical trials; whether the Company and/or its collaborators will file for regulatory approval on a timely basis; uncertainties as to when, if at all, the FDA will accept or approve regulatory filings for the Company's products; the need to establish and scale-up manufacturing processes; uncertainty as to the timely development and market acceptance of the Company's products; the risk that the claims allowed under any issued patent owned or licensed by the Company, will not be sufficiently broad to protect the Company's technology, that any patents issued to the Company will not be sustained if challenged in court proceedings or otherwise or that third parties will be able to develop products or processes that do not infringe valid patents owned or licensed by the Company; and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities regulatory authorities. The Company does not assume any obligation to update any forward-looking statement.

                                 (ALTAREX LOGO)


                           CONSOLIDATED BALANCE SHEETS
                          (A Development Stage Company)

          (IN CANADIAN DOLLARS)                                         30-JUN-03           31-DEC-02
                                                                       (UNAUDITED)
          ASSETS
          Current assets:
               Cash and cash equivalents                              $     391,367       $   3,625,736
               Accounts and other receivables                                29,097             211,010
               Prepaid expenses and other assets                            673,820             341,340
                                                                      -------------       -------------
                                                                          1,094,284           4,178,086

          Deposits and other assets                                          36,838              42,935
          Capital assets, net                                                26,801             325,846
                                                                      -------------       -------------
                                                                      $   1,157,923       $   4,546,867
                                                                      =============       =============
          LIABILITIES AND SHAREHOLDERS' EQUITY
          Current liabilities:
               Accounts payable and accrued liabilities                   1,432,976           1,646,759
                                                                      =============       =============
                                                                          1,432,976           1,646,759

          Note Payable                                                      674,763             674,763

          Shareholders' equity:
               Share capital                                            106,430,741         106,430,741
               Accumulated deficit during the development stage        -107,380,557        -104,205,396
                                                                      -------------       -------------
          Total shareholders' equity (deficit)                             -949,816           2,225,345
                                                                      -------------       -------------
                                                                      $   1,157,923       $   4,546,867
                                                                      =============       =============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                                 (ALTAREX LOGO)


                         CONSOLIDATED STATEMENTS OF LOSS
                          (A DEVELOPMENT STAGE COMPANY)
                                   (UNAUDITED)

                                                               FOR THE THREE MONTHS ENDED             FOR THE SIX MONTHS ENDED
                                                                        JUNE 30,                              JUNE 30,
(In Canadian dollars, except share amounts)                      2003               2002               2003               2002
-------------------------------------------                  ------------       ------------       ------------       ------------
REVENUES
   Interest income                                           $        228       $      2,510       $      1,948       $     27,545
                                                             ------------       ------------       ------------       ------------
           Total revenues                                             228              2,510              1,948             27,545
                                                             ============       ============       ============       ============
EXPENSES
  Research & development, net of reimbursement  in 2002           228,163         (1,588,424)           443,619            347,717
  Clinical & regulatory, net of  reimbursement in 2002                277            347,717             23,797          2,527,595
  General & administrative                                      1,596,413          1,682,412          2,709,693          3,320,088
                                                             ------------       ------------       ------------       ------------
           Total expenses                                       1,824,853            531,968          3,177,109          6,195,400
                                                             ------------       ------------       ------------       ------------
NET LOSS FOR THE PERIOD                                     ($  1,824,625)     ($    529,458)     ($  3,175,161)     ($  6,167,855)
                                                             ============       ============       ============       ============


Net loss per common share                                   ($       0.04)     ($       0.01)     ($       0.07)     ($       0.17)

Weighted average number of common shares                       45,896,936         40,823,056         45,896,936         36,751,956
                                                             ============       ============       ============       ============




  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                                 (ALTAREX LOGO)


            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                          (A DEVELOPMENT STAGE COMPANY)

                                                                                              ACCUMULATED
                                                                                                DEFICIT
                                                                                              DURING THE             TOTAL
                                                                                              DEVELOPMENT        SHAREHOLDERS'
                                                                COMMON SHARES                    STAGE          EQUITY (DEFICIT)

  (In Canadian dollars, except share amounts)              SHARES             AMOUNT
---------------------------------------------          -------------      -------------      --------------     ----------------
  BALANCE, DECEMBER 31, 2002                              45,896,936      $ 106,430,741      ($104,205,396)      $   2,225,345
                                                       =============      =============       ============       =============
  Net loss                                                        --                 --      ($  3,175,161)     ($   3,175,161)
                                                       =============      =============       ============       =============
  BALANCE, JUNE 30, 2003 (UNAUDITED)                      45,896,936      $ 106,430,741      ($107,380,557)     ($     949,816)
                                                       =============      =============       ============       =============

                                                                                              ACCUMULATED
                                                                                                DEFICIT
                                                                                              DURING THE             TOTAL
                                                                                              DEVELOPMENT        SHAREHOLDERS'
                                                                COMMON SHARES                    STAGE               EQUITY

  (In Canadian dollars, except share amounts)              SHARES             AMOUNT
---------------------------------------------          -------------      -------------      --------------     ----------------
  BALANCE, DECEMBER 31, 2001                              36,663,556      $  99,143,441      ($ 95,736,135)      $   3,407,306
                                                       =============      =============       ============       =============
  Issuance costs from special units
                                                                                (11,927)                --             (11,927)
  Exercise of warrants                                       100,000            200,000                 --             200,000
  Issuance of shares in private placement                  4,900,000          3,803,627                 --           3,803,627
  Net loss                                                        --                 --         (6,167,855)         (6,167,855)
                                                       =============      =============       ============       =============
  BALANCE, JUNE 30, 2002 (UNAUDITED)                      41,663,556      $ 103,135,141      ($101,903,990)      $   1,231,151
                                                       =============      =============       ============       =============



  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                                 (ALTAREX LOGO)


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (A DEVELOPMENT STAGE COMPANY)

                                   (UNAUDITED)

                                                                   THREE MONTHS ENDED                     SIX MONTHS ENDED
                                                                        JUNE 30,                              JUNE 30,
                                                                2003               2002               2003               2002
(IN CANADIAN DOLLARS)
---------------------                                       -------------      -------------      -------------      -------------
CASH USED IN OPERATING ACTIVITIES
Net loss                                                   ($   1,824,625)    ($     529,458)    ($   3,175,161)    ($   6,167,855)
Adjustments to reconcile net loss to net cash used in
operating activities:
                Loss on Asset Disposal                            134,631                 --            134,631                 --
       Depreciation and amortization                               22,818             95,334             70,994            167,311
       Net changes in non-cash working capital balances          (531,210)        (3,092,425)          (358,254)        (4,464,077)
                                                            -------------      -------------      -------------      -------------
                                                               (2,198,386)        (3,526,549)        (3,327,790)       (10,464,621)
                                                            -------------      -------------      -------------      -------------

CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES
Sale (purchase) of capital assets                                  13,494                 --             93,691               (810)
Maturities and purchases of short-term investments                     --                 --                 --            856,051
                                                            -------------      -------------      -------------      -------------
                                                                   13,494                 --             93,691            855,241
                                                            -------------      -------------      -------------      -------------

CASH PROVIDED BY FINANCING ACTIVITIES
Issuance of common shares, net                                         --          3,803,627                 --          3,803,627
Issuance costs from special units                                      --                 --                 --            (11,927)
Issuance of convertible debt                                           --             78,730                 --             78,730
Exercise of warrants                                                   --                 --                 --            200,000
                                                            -------------      -------------      -------------      -------------
                                                                       --          3,882,357                 --          4,070,430
                                                            -------------      -------------      -------------      -------------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS           (2,184,892)           355,808         (3,234,099)        (5,538,950)

Cash and Cash Equivalents, Beginning of period                  2,576,259          2,316,555          3,625,736          8,211,313
                                                            -------------      -------------      -------------      -------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                    $     391,367      $   2,672,363      $     391,637      $   2,672,363
                                                            =============      =============      =============      =============

NONCASH:
Exchange of capital assets                                             --                 --             91,754                 --
Cash paid for interest                                              9,349                951             19,186                951

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                                 (ALTAREX LOGO)


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     DESCRIPTION OF BUSINESS

         AltaRex Corp. (the "Company"), incorporated under the Business Corporations Act (Alberta), is a development-stage biotechnology company that is engaged in the research, development and commercialization of biopharmaceutical products for the treatment of cancer and other diseases.

     GOING CONCERN MATTERS

         The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the six months ended June 30, 2003 and the year ended December 31, 2002, the Company incurred losses of $3,175,161 and $8,469,261, respectively. As further discussed in Note 4, in April 2002, the Company sold 4.9 million of its common shares to United Therapeutics Corporation ("United") for total proceeds to the Company of approximately $3,800,000 (US$2,450,000). In addition, the Company issued to United a convertible debenture (the "First Debenture") in the principal amount of $78,730 (US$50,000), which was converted during the third quarter of 2002 into 100,000 common shares of the Company at a price of US$0.50 per share. The Company also issued to United a warrant (the "Warrant") to purchase 3.25 million common shares of the Company at a price of US$0.50 per share. The Company also granted to United the right to purchase a convertible debenture (the "Second Debenture") in the principal amount of approximately $1,363,000 (US$875,000). In August 2002, United exercised the Warrant and the right to purchase the Second Debenture for total proceeds of approximately $3.9 million. The Company believes, based on its current operating plan that its available cash and cash equivalents and interest earned thereon should be sufficient to finance its operations and capital needs into the third quarter of 2003.

         The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to (a) obtain additional financing as may be required and (b) ultimately attain profitability. The Company is pursuing additional financing through public or private equity or debt instruments and through collaborative arrangements with potential partners.

         The Company's ability to access the capital markets or to enlist strategic partners is substantially dependent on the progress of its research and development programs and regulatory approval of its products. There can be no assurance that additional financing will be available on acceptable terms, or at all. If the Company cannot obtain additional funding, it will cease operations. Even if the Company obtains additional financing, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research and development programs or may be required to significantly scale back or cease operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The accompanying consolidated financial statements as of June 30, 2003 and for the three months and six months ended June 30, 2003 and 2002 are unaudited. These unaudited financial statements have been prepared on the same basis as the audited financial statements of the Company and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. Results for the three and six month periods ended June 30, 2003 are not necessarily indicative of the results that may be expected for the entire fiscal year or future periods.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (continued)

         The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada, which conform in all material respects to those established in the United States, except as disclosed in Note 3. The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates and those differences could be material.

NET LOSS PER SHARE

         The Company uses the treasury stock method to determine the dilutive effect of instruments such as warrants and options. Under the treasury stock method, earnings per share are computed as if the instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common stock at the average market price during the period.

         Basic and diluted net loss per share are the same, as outstanding common stock options and warrants are antidilutive as the Company has recorded a net loss for all periods presented. Options and warrants to purchase a total of 11,484,993 and 16,849,704 common shares as of June 30, 2003 and 2002, respectively, have been excluded from the computation of diluted weighted average shares outstanding.

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

         On January 1, 2002, the Company adopted the recommendations in Handbook
Section 3870 ("Section 3870"), Stock-Based Compensation and Other Stock-Based Payments, issued by The Canadian Institute of Chartered Accountants. The new recommendations are generally applicable only to awards granted after the date of adoption. The adoption of the new recommendations did not impact the financial statements.

         Stock options and warrants awarded to non-employees are accounted for using the fair value method. No compensation expense for stock options granted to employees is recognized if the exercise price of these stock options equals the price of the Company's common stock on the date of grant. However pro forma disclosure of net loss and net loss per share is provided as if these awards were accounted for using the fair value method by using the Black-Scholes pricing model. Consideration paid on the exercise of stock options and warrants is credited to share capital.

         During the second quarter of 2003, the Board of Directors of the Company voted to extend the exercise period for options outstanding for certain employees terminated during the period. In addition, the Company issued 4,950,000 options to management and directors under the plan. The exercise price was set at the fair market value of the Company's common shares as at the date of grant. The exercise price for these options ranges between $0.24 and $0.43. Options representing 2,638,368 common shares are subject to shareholder approval. No compensation expense was recorded for the new grants or the change in exercise period, as the fair value of the stock on the new measurement dates was less than or equal to the exercise price.

3. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED
STATES


         These financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which conform in all material respects to those accounting principles generally accepted in the United States (U.S. GAAP), except as follows:

(a) Accounting for stock-based compensation

                                 (ALTAREX LOGO)


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

For any stock options and warrants issued prior to January 1, 2002, for U.S. GAAP purposes, the Company accounted for stock-based compensation to employees in accordance with Accounting Principles Board (APB) Opinion No. 25.

         The compensation expense related to the fair value of stock based compensation to non-employees and the value of options issued to employees at less than fair value on the grant date or other appropriate measurement date was amortized over the appropriate vesting periods. For Canadian GAAP purposes, no compensation expense or deferral would be recognized in such circumstances. For instruments issued after January 1, 2002, the Company applies the recommendation of Handbook Section 3870 (see Note 2). For U.S. GAAP purposes, no compensation expense would be recognized on the Company's stock options and warrants granted if the exercise price of these instruments equal the fair value of the Company's stock as at the date of the grant. Stock-based compensation to non-employees would be recorded at the fair value of the options and warrants granted.

         Additionally, during 2001 and 2000 the Company issued 994,000 and 185,149 options, respectively, to agents of its offerings of common shares. The compensation related to these issuances of $1,431,000 and $378,000, respectively, would be recognized as a reduction in the net proceeds of the offering and an increase in share capital for the value of the options. Accordingly, there would be no net effect on the shareholders' equity of the Company.

(b) Reverse take-over costs

         For Canadian GAAP purposes, costs incurred in connection with the Company's reverse take-over in 1996 are presented as a charge against share capital. For U.S. GAAP purposes, these costs totaling $495,000 would be charged to expense. Accordingly, net loss for the year ended December 31, 1996 and share capital for each of the periods presented would increase by $495,000.

(c) Comprehensive income (loss)

         For U.S. GAAP purposes, the Company would adopt the disclosure requirements of Statement of Financial Accounting Standards No. 130 (SFAS 130). SFAS 130 requires the presentation of comprehensive income (loss) and its components. Comprehensive income (loss) includes all changes in equity during a period except shareholder transactions. For the periods presented, comprehensive income (loss) would equal net loss determined for U.S. GAAP purposes.

         For the six months ended June 30, 2003 and 2002, the net loss reported on the statements of loss and the net loss that would have been reported had the financial statements been prepared in accordance with U.S. GAAP are the same.

The following summarizes balance sheet items with material variations under U.S. GAAP.

                                          JUNE 30, 2003        DECEMBER 31, 2002
                                          -------------        -----------------
Share capital                             $103,861,741            $103,861,741

Accumulated deficit                       $109,949,557            $106,774,396

                                 (ALTAREX LOGO)


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

4. LICENSING AGREEMENT

         On April 17, 2002, the Company entered into the License Agreement with a subsidiary of United Therapeutics for the development of five monoclonal antibodies, including OvaRex(R) MAb, the Company's lead product in late stage development for ovarian cancer. Under the terms of the agreement, the United Therapeutic subsidiary received exclusive rights for development and commercialization of the products worldwide, with the exception of rights retained by the Company to the European Union and certain other countries. United will be responsible for the costs of clinical trials, manufacturing and other development expenses for each product and will pay development milestone payments and royalties from product sales to the Company.

         As part of this transaction, United Therapeutics reimbursed the Company, in accordance with the License Agreement, for approximately $2.5 million of costs related to the licensed technology, which have been reflected as a reduction to research and development expenses. These costs reimbursed by United Therapeutics were expensed by the Company in 2001 and 2002. Accounts and other receivables at December 31, 2002 consists primarily of amounts billed to United Therapeutics for 2002 reimbursable costs and received subsequent to year-end.

         As part of this transaction, United Therapeutics purchased 4.9 million common shares of the Company for gross proceeds to the Company of approximately $3,900,000 (US$2,450,000). In addition, the Company issued a nominal $78,730 (US$50,000) convertible debenture (the "first debenture") to United Therapeutics that was converted into 100,000 common shares on August 21, 2002. The Company also issued United Therapeutics a warrant (the "warrant") which was exercised at the option of United Therapeutics into an additional 3.25 million common shares of the Company for proceeds to the Company of approximately $2,528,000 (US$1,625,000). Further, the Company granted to United Therapeutics a right to purchase a second debenture (the "second debenture") in the principal amount of approximately $1,360,000 (US$875,000). United Therapeutics exercised the warrant in full and purchased the second debenture on August 15, 2002 resulting in total proceeds to the Company of approximately $3.9 million. Upon issuance of the second debenture, $688,662 (US$441,960) of the principal amount of the second debenture automatically converted into 883,380 common shares of the Company.

         In total, United Therapeutics purchased 9,133,380 common shares and a debenture in the principal amount of $674,763. The 9,133,380 common shares purchased by United Therapeutics represent approximately 19.9% of the current outstanding common shares of the Company. United Therapeutics has also received rights to purchase 19.9% of the securities issued by the Company in certain future financings of the Company.

         On August 11, 2003, AltaRex announced an extension to the Exclusive License Agreement with United Therapeutics to include the territory of Germany. In exchange for the extension, AltaRex received an upfront payment, and commitment of milestone payments and royalties based on future sales.

5. DEBT

         On August 15, 2002, United Therapeutics purchased the second debenture in the principal amount of approximately $1,360,000 (US$875,000) of which $688,662 (US$441,960) automatically converted into 883,380 common shares of the Company. A note payable (the "Note Payable") was issued in exchange for

                                 (ALTAREX LOGO)


the remaining proceeds received for $674,763 (US$433,310) and is secured by the Company's intellectual property. Interest is due on the Note Payable quarterly and accrues at 6% per annum. The unpaid principal and interest on the Note Payable is due in full in August 2005. The Note Payable is convertible into common shares of the Company at a price of US$0.50 per share at any time at the option of United.

6. LEGAL PROCEEDINGS

         On April 26, 2002, ICN Pharmaceuticals, Inc. ("ICN") brought suit against the Company in the Superior Court of Orange County, California claiming that the Company breached a letter of intent between ICN and the Company and seeking unspecified damages.

         In June 2003, pursuant to an agreement between ICN and Dr. Noujaim, ICN agreed to not to pursue its claims against the Company in exchange for payment of U.S. $275,000, which was paid by Dr. Noujaim. In connection with this agreement, the Company and Dr. Noujaim entered into an agreement pursuant to which the Company agreed to pay Dr. Noujaim U.S. $275,000, reimburse him for all related costs and expenses and indemnify him from any and all claims arising out of his agreement with ICN. Pursuant to the agreement, the Company issued Dr. Noujaim a promissory note in the principal amount of U.S. $275,000, which is secured by all of the Company's personal property. Interest accrues on the note at a rate of 10% per annum. The promissory note was issued and signed after June 30, 2003.

                                      # # #